FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Tournigan Gold Corporation (“Tournigan” or the “Company”) 24th Floor, 1111 West Georgia Street Vancouver, BC CANADA V6E 4M3 Telephone: 604.683.8320

Item 2.	Date of Material Change

August 7, 2007

Item 3.	News Release

The news release was disseminated through the services of Filing Services Canada on August 7, 2007.

Item 4.	Summary of Material Change

Tournigan Appoints New Chairman

Item 5.	Full Description of Material Change

The Company announced that Michael Hopley has agreed to assume the role of Chairman of the Board of Directors. Mr. Hopley has had a long relationship with Tournigan; he has been a member of the Board since April 2002 and was Chief Operating Officer for Tournigan up until December 2003.

Mr. Hopley, a geologist with over 30 years of experience, holds a Bachelor's degree in Geology from London University, England. He has held a number of senior level management positions in companies such as Consolidated Gold Fields Ltd., Gold Fields Mining Corporation, Bema Gold Corporation and Arizona Star Resources Corp. Mr. Hopley has been the President and CEO of Sunridge Gold Corp. since 2003 and the President of Crescent Resources Corp. since 2004. During his career, Mr. Hopley has been involved in the discovery and development of a number of large-scale mineral deposits such as the Refugio and Cerro Casale gold deposits in Chile.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO Telephone – 604-683-8320 Facsimile – 604-683-8340

Item 9.	Date of Report

Dated at Vancouver, B.C., this 8th day of August, 2007.